

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

<u>Via E-Mail</u>
Mr. Todd Kahn
Senior Vice President and General Counsel
Coach, Inc.
516 West 34th Street
New York, New York 10001

      Re: **Coach, Inc.**
            Form 10-K for Fiscal Year Ended July 2, 2011
            Filed August 19, 2011
            Form 8-K
            Filed August 2, 2011
            File No. 001-16153

Dear Mr. Kahn:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Mining